July 1, 2007

J. P. Morgan Mutual Fund Group
245 Park Avenue
New York, NY 10167

Dear Sirs:

          J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ Board of Trustees’ deferred compensation plan.

          The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.	JPMorgan Funds Management, Inc.
JPMorgan Distribution Services, Inc.

By:	By:

Accepted by:
J. P. Morgan Mutual Fund Group

By:

JPMMFG Fee Waiver Agreement

SCHEDULE A

Fund Name	Share Class	Expense Cap	Expense Cap Period End

JPMorgan Short Term Bond Fund II	Class A	0.75%	June 30, 2008
	Class M	1.00%	June 30, 2008
	Select Class	0.50%	June 30, 2008